Exhibit 99.1

St. John’s, NL (January 20, 2017):
Fortis Inc. to Hold Teleconference on February 16 to Discuss 2016 Annual Results
Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS)(NYSE:FTS) will release its 2016 annual results on Thursday, February 16, 2017.  A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern).  Barry Perry, President and Chief Executive Officer, and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss Fortis’ 2016 annual results.
Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922.  Please dial in 10 minutes prior to the start of the call.  No pass code is required.
A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until March 16, 2017.  Please call 1.800.585.8367 or 416.621.4642 and enter pass code 50056693.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately $47 billion, on a pro forma basis as at September 30, 2016 including the acquisition of ITC Holdings Corp. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.
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For more information, please contact:
Ms. Kealey Martin
Manager, Investor Relations
Fortis Inc.
 Phone: 709.737.2900